

September 19, 2013

Via E-mail
Ronald B. Freeman
Vice President-Finance and Chief Financial Officer
Ingles Markets, Incorporated
2913 U.S. Highway 70 West
Black Mountain, North Carolina 28711

> **Re:** **Ingles Markets, Incorporated**
> **Registration Statement on Form S-4**
> **Filed August 29, 2013**
> **File No. 333-190895**

Dear Mr. Freeman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. In addition, please update the reference to "Subject to Completion, dated ___, 2023."

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Pleases see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Please see Rule 14d-1(g)(3).

3.   Please revise the cover page to include the following:

- We further represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with us or an affiliate of us to distribute the registered notes.

- We will make each person participating in the exchange offer aware that any broker-dealer who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who receives registered notes in exchange for such outstanding notes pursuant to the exchange offer, may be a statutory underwriter.

Incorporation of Certain Information by Reference, page ii

4.   Please incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report on Form 10-K for the fiscal year ended September 29, 2012. You may wish to also revise this provision to state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, which is available on our website, for more information.

5.   We note that you incorporate by reference your proxy statement, dated January 2, 2013, into your registration statement. We further note that, on pages 22-23 of such proxy statement, you disclose limited Section 16 delinquencies. However, we also note that neither Charles E. Russell nor John O. Pollard appear to have ever completed Section 16 filings, and certain of your directors and executive officers, including but not limited to Laura Ingle Sharp, appear to have never filed Form 3s, delinquencies not covered by the proxy statement disclosure. Please reconcile for us the seeming inconsistency between the disclosure in the proxy statement and the apparent filing delinquencies by the aforementioned filers.

Disclosure Regarding Forward Looking Statements, page iii

6.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Mr. Ronald B. Freeman
Ingles Markets, Incorporated
September 19, 2013
Page 3

Risk Factors, page 8

7.   We note that statement that "[t]he following risk factors may not include all of the
        important factors that could affect our business or our industry or that could cause our
        future financial results to differ materially from historic or expected results." Please
        delete this language.

Recovery Zone Facility Bonds, page 18

Other Loans, page 19

8.   Please explain why you did not provide your Continuing Covenant and Collateral
        Agreement, along with any other contracts related to your Recovery Zone Facility Bonds,
        as exhibits since they appear to represent material contracts. Please provide a similar
        analysis for the loan agreement with the $34.8 million balance that you refer to on page
        19. Alternatively, please file such contracts as exhibits. Please see Item 601(b) of
        Regulation S-K.

Terms of the Exchange Offer, page 20

9.   Please revise to state that you will issue the new notes or return the old notes promptly
        after expiration rather than after acceptance. Please see Exchange Act Rule 14e-1(c).

10.   Please reconcile for us the apparent inconsistency between your disclosure that "[w]e
        shall be considered to have accepted validly tendered outstanding notes if and when we
        have given oral or written notice to the exchange agent" and the language on page 2 of
        the transmittal letter that appears to limit acceptance to written notice by the registrant to
        the exchange agent.

Conditions to the Exchange Offer, page 22

11.   All offer conditions, except those related to the receipt of government regulatory
        approvals necessary to consummate the offer, must be satisfied or waived at or before the
        expiration of the offer, not merely before acceptance of the outstanding notes for
        exchange. Please revise the language accordingly.

Procedures for Tendering, page 22

12.   Please revise the holder representations on page 23 to state that the holder has not
        engaged in, does not intend to engage in and has no arrangement or understanding with
        any person to participate in a distribution of the registered notes.

13.   Please revise the disclosure on page 23 to state that all conditions to tender must be satisfied or waived prior to the expiration of the offer. Please see Exchange Act Rule 14e-1(c).

Exhibit Index, page II-4

14.   Please remove the duplicate reference to Exhibit 24.1, Power of Attorney.

Power of Attorney, page II-6

15.   Please clarify if Robert P. Ingle, II signed the Power of Attorney of his own accord, or whether Ronald B. Freeman signed the Power of Attorney on Mr. Ingle's behalf. Please note that Mr. Ingle's signature line should only appear once on the Power of Attorney.

Supplemental Letter

16.   Please delete the sentence in paragraph 4 stating that "The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Act."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gerald L. Baxter, Esq.